Western New England Bancorp, Inc. 10-K

Exhibit 4.2

DESCRIPTION OF SECURITIES REGISTERED UNDER

SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

The following description is a general summary of the terms of Western New England Bancorp, Inc.’s common stock. The description below does not purport to be complete and is subject to and qualified in its entirety by reference to our Restated Articles of Organization (the “Charter”) and Amended and Restated Bylaws (the “Bylaws”), copies of which are filed as exhibits to this Annual Report on Form 10-K. The description below does not contain all of the information that you might find useful or that might be important to you. You should refer to the provisions of our Charter and Bylaws because they, and not the summaries, define the rights of holders of shares of our common stock. Al references to the “Corporation,” “we,” “us” and “our” refer to Western New England Bancorp, Inc. Capitalized terms that are not otherwise defined have the meaning assigned to them in the Charter and Bylaws.

 General

We are authorized to issue seventy-five million 75,000,000 shares of common stock having a par value of $0.01 per share and five million 5,000,000 shares of preferred stock having a par value of $0.01 per share. As of March 6, 2020, there were 26,204,065 shares of common stock issued and outstanding.

Each share of our common stock has the same relative rights as, and is identical in all respects to, every other share of common stock.

The shares of common stock:

●	are not deposit accounts and are subject to investment risk;

●	are not insured or guaranteed by the FDIC, or any other government agency; and

●	are not guaranteed by us.

Voting Rights

Holders of our common stock possess exclusive voting rights in the Corporation. They elect our Board of Directors and act on such other matters as are required to be presented to them under Massachusetts law or our Charter or as are otherwise presented to them by the Board of Directors. Holders of our common stock are entitled to one vote per share and do not have any right to cumulate their votes for the election of directors. Under certain circumstances, shares in excess of 10% of our common stock may be considered “Excess Shares” and the holders thereof shall be entitled to cast only one one-hundredth of one vote (1/100) per share for each Excess Share. If we issue preferred stock, holders of the preferred stock may also possess voting rights. Subject to certain limited exceptions, whenever any corporate action is taken by a vote of shareholders, it will be authorized by the affirmative vote of a majority of the votes present and cast at a properly called meeting of shareholders. Certain matters, including the removal of directors, the approval of business combinations and amending the Charter or Bylaws, may require either an 80% or a two-thirds stockholder vote.

Liquidation

Holders of our common stock, together with the holders of any class or series of stock entitled to participate with the holders of our common stock in the distribution of assets in the event of any liquidation, dissolution or winding-up of us, whether voluntary or involuntary, will be entitled to participate equally in the distribution of any of our assets remaining after we have paid, or provided for the payment of, all of our debts and liabilities. If preferred stock is issued, the holders thereof may have a priority over the holders of the common stock in the event of the liquidation or dissolution.

Dividends

We can pay dividends out of statutory surplus or from net profits if, as and when declared by our Board of Directors. Our payment of dividends is subject to limitations which are imposed by law. The owners of our common stock are entitled to receive and share equally in such dividends as may be declared by the Board of Directors out of funds legally available therefor. If we issue preferred stock, the holders of the preferred stock may have a priority over the holders of the common stock with respect to dividends.

Miscellaneous

Holders of the common stock of the Corporation are not entitled to preemptive rights with respect to any shares which may be issued. The common stock is not subject to redemption.

Certain Important Charter Provisions

Directors

Certain provisions of our Charter and Bylaws impede changes in control of the Board of Directors. Our Charter provides for the division of our Board of Directors into three classes, with directors in each class elected for three-year staggered terms. Thus, it would take two annual elections to replace a majority of our Board of Directors. The Charter provides that the size of the Board of Directors may be increased or decreased only by a majority vote of the Board of Directors. The Charter also provides that any vacancy occurring in the Board of Directors, including a vacancy created by an increase in the number of directors, shall be filled for the remainder of the unexpired term by a majority vote of the directors then in office. Finally, the Charter and Bylaws impose notice and information requirements in connection with the nomination by stockholders of candidates for election to the Board of Directors or the proposal by stockholders of business to be acted upon at an annual meeting of stockholders.

Restrictions on Call of Special Meetings

The Charter provides that a special meeting of stockholders may be called by a majority of the authorized Board of Directors or the affirmative vote of a majority of the disinterested directors then in office, or, upon written application, by stockholders holding at least 80% of the capital stock entitled to vote at the meeting.

Stockholder Vote Required to Approve Business Combinations with Interested Stockholders

The Charter requires the approval of the holders of at least 80% of our outstanding shares of voting stock to approve certain Business Combinations (as defined in the Charter) and related transactions. The vote of at least 80% of the stockholders is required in connection with any transaction involving an Interested Stockholder (as defined below) except in cases where the proposed transaction has been approved in advance by a majority of those members of our Board of Directors who are unaffiliated with the Interested Stockholder and were directors prior to the time when the Interested Stockholder became an Interested Stockholder. However, if the proposed transaction meets the conditions set forth in the Charter designed to afford the stockholders a fair price in consideration for their shares, approval of the majority of the outstanding shares of voting stock would be sufficient. The term “Interested Stockholder” is defined to include, among others, any individual, corporation, partnership or other entity (other than the Corporation or its subsidiary or any employee benefit plan maintained by us or our subsidiaries) which owns beneficially or controls, directly or indirectly, more than 5% of the outstanding shares of voting stock of the Corporation.

NASDAQ Stock Market Listing

Our common stock is traded on the NASDAQ Stock Market under the symbol “WNEB.”

Transfer Agent and Registrar And Exchange Agent

The transfer agent and registrar and exchange agent for our common stock is Computershare Shareholder Services.